UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of May 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

TDC

To the Stock Exchanges in
Copenhagen and New York

May 3, 2002
Release 14/ 2002

TDC rated A3 by Moody's

Copenhagen, Denmark – TDC's credit rating has been changed by Moody's Investor Service.

In March 2002 Moody's placed TDC on review for a possible downgrade. Today, Moody's have concluded their review resulting in a change in TDC's long-term rating to A3 with a stable outlook and the short-term rating to P2.

Among other things, Moody's A3 rating factors TDC's currently higher financial risk as well as Moody's expectation that, within the framework of the company's strategy, TDC's financial risk is likely to remain higher in the medium term than previously expected.

Moody's also notes the strength of TDC's management and its track record in delivering a strong operating performance in an increasingly competitive environment in the domestic market, as well as its successful and ongoing turnaround of Sunrise in Switzerland.

"The important thing for us is that we have an A-rating. The rating change is not expected to affect our financial costs significantly," says Hans Munk Nielsen, CFO of TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC
Noerregade 21
DK-0900 Copenhagen C
Denmark
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

Internet:
www.tdc.dk
E-mail:
Investorrelations@tdc.dk

TDC - formerly Tele Danmark - is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Heidi Soeren

Name: Mrs. Heidi Soerensen
Title: Assistant/Investor Relations

Date: May 21, 2002